
Mail Stop 4561

June 15, 2016

Isaac Dietrich
Chief Executive Officer
MassRoots, Inc.
1624 Market St., Ste. 201
Denver, CO 80202

> **Re: MassRoots, Inc.**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 10, 2016**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 10, 2016**
> **File No. 333-210672**

Dear Mr. Dietrich:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 2, 2016 letter.

Plan of Distribution, page 80

1.   On page 81, you state that your officers and directors may sell some or all of the shares and will not register as broker-dealers under Section 15 of the Securities Exchange Act of 1934 in reliance upon Exchange Act Rule 3a4-1. We also note that you conducted an offering in November 2015 in which you stated that your officers and directors may sell shares in reliance upon Rule 3a4-1 (file no. 333-206731). Please confirm the availability of Exchange Act Rule 3a4-1 for your officers and directors. In this regard, we note that Exchange Act Rule 3a4-1(a)(4)(ii) requires an associated person of an issuer to not have

participated in selling an offering of securities for any issuer more than once every 12 months.

Part II – Information Not Required in Prospectus

Item 16. Exhibits and Financial Statement Schedules

Exhibit 5.1

2.   We note the revisions made to the legality opinion in response to prior comment 1. However, it appears the revised opinion does not opine on the legality of the units. Please provide a revised opinion. For guidance, consider Section II.B.1.h of our Staff Legal Bulletin No. 19.

        Please contact Mitchell Austin, Staff Attorney, at (202) 551-3574 or me at (202) 551-3453 with any questions.

                                                Sincerely,

                                                /s/ Jan Woo

                                                Jan Woo
                                                Legal Branch Chief
                                                Office of Information Technologies
                                                and Services

cc: Peter J. Gennuso, Esq.
        Thompson Hine LLP